UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

June 20, 2025

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 5, LLC

(Exact name of issuer as specified in its charter)

Delaware	93-3951950
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

1 World Trade Center, 57th Floor, New York, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 350 Class A Ordinary Shares; Series 351 Class A Ordinary Shares; Series 353 Class A Ordinary Shares; Series 354 Class A Ordinary Shares; Series 357 Class A Ordinary Shares; Series 359 Class A Ordinary Shares; Series 396 Class A Ordinary Shares; Series 430 Class A Ordinary Shares; Series 438 Class A Ordinary Shares; Series 439 Class A Ordinary Shares; Series 441 Class A Ordinary Shares; Series 443 Class A Ordinary Shares; Series 444 Class A Ordinary Shares; Series 445 Class A Ordinary Shares; Series 449 Class A Ordinary Shares; Series 452 Class A Ordinary Shares; Series 456 Class A Ordinary Shares; Series 465 Class A Ordinary Shares; Series 475 Class A Ordinary Shares; Series 476 Class A Ordinary Shares; Series 478 Class A Ordinary Shares; Series 479 Class A Ordinary Shares; Series 481 Class A Ordinary Shares; Series 483 Class A Ordinary Shares; Series 485 Class A Ordinary Shares; Series 491 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 9. Other Events

An electronic alternative trading system operated by North Capital Private Securities Corporation (“NCPS”), an SEC-registered broker-dealer and member of FINRA and SIPC in accordance with SEC Regulation ATS (the “ATS”), is intended to facilitate secondary purchases and sales of Class A ordinary shares of Masterworks issuers that were initially sold pursuant to Regulation A+ (Tier II) for Masterworks offerings that have been fully subscribed for at least 90 days. The ATS can be accessed by investors through a link on the www.masterworks.com website.

The ATS will now enable certain holders of the Class A shares of Series 452 of Masterworks Vault 5, LLC (the “Company”) to post live bids and offers 24 hours per day seven days per week, provided that trades will actually occur only during regular trading hours that substantially mirror the trading hours on national securities exchanges. In order to execute a transaction on the ATS, a buyer or seller of Class A shares of a series must create a cash brokerage account with NCPS (the “Executing Broker”), which can be done through www.masterworks.com. To buy securities on the ATS, investors must also fund the brokerage account in an amount sufficient to pay the full purchase price. Owners of Class A shares of a series may submit a bid and ask quote to purchase or sell Class A shares of a series, and to the extent any such bid or ask is matched with a counterparty’s bid or ask through the ATS, such transaction will be executed and settled by the Executing Broker. Masterworks currently expects to pay all costs and expenses associated with listing the Class A shares of a series on the ATS, establishment of brokerage accounts with the Executing Broker and trading and executing transfers of the Class A shares of a series on the ATS.

The ATS or certain features of the ATS will not be available to residents of certain foreign countries or “affiliates” of the Company within the meaning of Rule 405 of the Securities Act of 1933, as amended.

There can be no assurance that the ATS will provide an effective means of selling your Class A shares of a series. In light of a variety of factors, including, without limitation, the relatively small market capitalization of each series of the Company, we cannot guarantee that the ATS will provide a reliable or effective means of price discovery. Accordingly, any posted offer prices or historical transaction information reflected on the ATS should not be construed as being representative of the fair value of the Class A shares of a series or of the artwork owned by a series of the Company.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS VAULT 5, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: June 20, 2025